March 4, 2011	Mark R. Busch D 704.331.7440 F 704.353.3140 mark.busch@klgates.com

U.S. Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549 Attention: H. Christopher Owings

Re:	ZBB Energy Corporation
Registration Statement on Form S-3
Filed January 31, 2011
File No. 333-171957

Ladies and Gentlemen:

On behalf of ZBB Energy Corporation (the “Company”), this letter responds to the staff’s letter dated February 28, 2011 regarding Registration Statement on Form S-3 (the “Registration Statement”) filed January 31, 2011 by ZBB Energy Corporation (the “Company”).

The Company has today filed Pre-Effective Amendment No. 1 to the Registration Statement.

For ease of review, the staff’s comments have been repeated and numbered as in the staff’s letter.  Each comment from the staff is immediately followed by the Company’s response.

Registration Statement on Form S-3

General

1.
Please provide an analysis of your eligibility to use Form S-3 for this offering. To the extent you are relying on General Instruction I.B.6 to use Form S-3, please provide the calculation required by General Instruction I.B.6.(a) on the outside front cover of the prospectus. Refer to Instruction 7 to General Instruction I.B.6. of Form S-3.

Company Response:

The Company is eligible to use Form S-3 for this offering because it meets the Registrant Requirements of General Instruction I.A. and the transactions contemplated by the Registration Statement meet the Transaction Requirements of General Instruction I.B.  Pursuant to the Registration Statement, the Company may sell from time to time in one or more offerings common stock, preferred stock, debt securities and warrants up to a total public offering price of $25,000,000 (the “Primary Offering”).  For the Primary Offering, the Company will rely on General Instruction I.B.6.  In addition to the Primary Offering, pursuant to the Registration Statement up to 800,000 shares of common stock may be sold from time to time in one or more offerings by the selling stockholder identified in the prospectus (the “Secondary Offering”).  For the Secondary Offering, the Company will rely on General Instruction I.B.3.   The Company’s analysis of its eligibility to use Form S-3 for this offering is as follows:

March 4, 2011

General Instruction I.A. Registrant Requirements.

A. Registrant Requirements	Company Response
1. The registrant is organized under the laws of the United States or any State or Territory or the District of Columbia and has its principal business operations in the United States or its territories.

Yes, the Company is organized under the laws of Wisconsin and has its principal business operations in Wisconsin.
2. The registrant has a class of securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 (“Exchange Act”) or a class of equity securities registered pursuant to Section 12(g) of the Exchange Act or is required to file reports pursuant to Section 15(d) of the Exchange Act.

Yes, the Company’s common stock is registered pursuant to Section 12(b) of the Exchange Act.
3. The registrant:

(a) has been subject to the requirements of Section 12 or 15(d) of the Exchange Act and has filed all the material required to be filed pursuant to Section 13, 14 or 15(d) for a period of at least twelve calendar months immediately preceding the filing of the registration statement on this Form; and

(b) has filed in a timely manner all reports required to be filed during the twelve calendar months and any portion of a month immediately preceding the filing of the registration statement, other than a report that is required solely pursuant to Item 1.01, 1.02, 2.03, 2.04, 2.05, 2.06, 4.02(a) or 5.02(e) of Form 8-K (§249.308 of this chapter). If the registrant has used (during the twelve calendar months and any portion of a month immediately preceding the filing of the registration statement) Rule 12b-25(b) (§240.12b-25(b) of this chapter) under the Exchange Act with respect to a report or a portion of a report, that report or portion thereof has actually been filed within the time period prescribed by that rule.

Yes, the Company:

(a) has been subject to the requirements of Section 12 or 15(d) of the Exchange Act and has filed all the material required to be filed pursuant to Section 13, 14 or 15(d) for a period of at least twelve calendar months immediately preceding the filing of the Registration Statement; and

(b) has filed in a timely manner all reports required to be filed during the twelve calendar months and any portion of a month immediately preceding the filing of the Registration Statement, other than a report that is required solely pursuant to Item 1.01, 1.02, 2.03, 2.04, 2.05, 2.06, 4.02(a) or 5.02(e) of Form 8-K (§249.308 of this chapter). The Company has not used (during the twelve calendar months and any portion of a month immediately preceding the filing of the registration statement) Rule 12b-25(b) (§240.12b-25(b) of this chapter) under the Exchange Act with respect to a report or a portion of a report.

March 4, 2011

4.	N/A because the Company’s offering is not an offering of asset-backed securities.
5. Neither the registrant nor any of its consolidated or unconsolidated subsidiaries have, since the end of the last fiscal year for which certified financial statements of the registrant and its consolidated subsidiaries were included in a report filed pursuant to Section 13(a) or 15(d) of the Exchange Act: (a) failed to pay any dividend or sinking fund installment on preferred stock; or (b) defaulted (i) on any installment or installments on indebtedness for borrowed money, or (ii) on any rental on one or more long term leases, which defaults in the aggregate are material to the financial position of the registrant and its consolidated and unconsolidated subsidiaries, taken as a whole.

Neither the Company nor any of its consolidated or unconsolidated subsidiaries have, since the end of the last fiscal year for which the Company’s certified financial statements and the Company’s consolidated subsidiaries were included in a report filed pursuant to Section 13(a) or 15(d) of the Exchange Act: (a) failed to pay any dividend or sinking fund installment on preferred stock; or (b) defaulted (i) on any installment or installments on indebtedness for borrowed money, or (ii) on any rental on one or more long term leases, which defaults in the aggregate are material to the Company’s financial position and its consolidated and unconsolidated subsidiaries, taken as a whole.

6.	N/A because the Company is not a foreign issuer.
7.	N/A because the Company is not a successor registrant.

March 4, 2011

8. Electronic filings: In addition to satisfying the foregoing conditions, a registrant subject to the electronic filing requirements of Rule 101 of Regulation S-T (§232.101 of this chapter) shall have:

(a) Filed with the Commission all required electronic filings, including electronic copies of documents submitted in paper pursuant to a hardship exemption as provided by Rule 201 or Rule 202(d) of Regulation S-T (§232.201 or §232.202(d) of this chapter); and

(b) Submitted electronically to the Commission and posted on its corporate Web site, if any, all Interactive Data Files required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the twelve calendar months and any portion of a month immediately preceding the filing of the registration statement on this Form (or for such shorter period of time that the registrant was required to submit and post such files).

Yes, the Company has filed with the Commission all required electronic filings. The Company is not yet subject to the requirement to submit Interactive Data Files.

General Instruction I.B. Transaction Requirements.

B. Transaction Requirement	Company Response
3. Transactions Involving Secondary Offerings. Outstanding securities to be offered for the account of any person other than the issuer, including securities acquired by standby underwriters in connection with the call or redemption by the issuer of warrants or a class of convertible securities, if securities of the same class are listed and registered on a national securities exchange or are quoted on the automated quotation system of a national securities association. (In addition, attention is directed to General Instruction C to Form S-8 (§239.16b) for the registration of employee benefit plan securities for resale.)

For the Secondary Offering, the Company is relying on General Instruction I.B.3.  The Secondary Offering involves the offer and sale of outstanding securities by a person other than the issuer.  The Company’s common stock is listed and registered on the NYSE Amex Market under the symbol “ZBB”.

March 4, 2011

6. Limited Primary Offerings by Certain Other Registrants. Securities to be offered for cash by or on behalf of a registrant; provided that:

(a) the aggregate market value of securities sold by or on behalf of the registrant pursuant to this Instruction I.B.6. during the period of 12 calendar months immediately prior to, and including, the sale is no more than one-third of the aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant;

(b) the registrant is not a shell company (as defined in §230.405 of this chapter) and has not been a shell company for at least 12 calendar months previously and if it has been a shell company at any time previously, has filed current Form 10 information with the Commission at least 12 calendar months previously reflecting its status as an entity that is not a shell company; and

(c) the registrant has at least one class of common equity securities listed and registered on a national securities exchange.

For the Primary Offering, the Company is relying on General Instruction I.B.6.

The Company is offering securities for cash, and:

(a) the aggregate market value of securities to be sold by or on behalf of the Company pursuant to Instruction I.B.6. during the period of 12 calendar months immediately prior to, and including, any sale will be no more than one-third of the aggregate market value of the voting and non-voting common equity held by the Company’s non-affiliates;

(b) the Company is not a shell company (as defined in §230.405 of this chapter) and has not been a shell company for at least 12 calendar months previously; and

(c) the Company’s common stock is listed and registered on the NYSE Amex Market under the symbol “ZBB”.

The Company has amended its registration statement to provide the calculation required by General Instruction I.B.6.(a) on the outside front cover of the prospectus as follows:

As of March 2, 2011, the aggregate market value of our outstanding common stock held by non-affiliates was $31,749,384 based on 26,230,810 shares of outstanding common stock, of which 23,518,062 shares are held by non-affiliates, and a per share price of $1.35 which was the closing sale price of our common stock as quoted on the NYSE Amex on March 2, 2011.  We have sold securities with an aggregate market value of $6,899,640 pursuant to General Instruction I.B.6. of Form S-3 during the prior 12 calendar month period that ends on and includes the date hereof.

The Company acknowledges that any primary offer and sale of securities pursuant to the Registration Statement will be subject to the limitations contained in General Instruction I.B.6.(a).

March 4, 2011

Where You Can Find More Information, page 1

2.	Please revise the incorporation by reference discussion to correct the dates of the Form 8-Ks. We note, for example, that the reference to an October 12, 2010 Form 8-K is incorrect.

Company Response:

The Company has revised the incorporation by reference discussion to correct the dates of the Form 8-Ks.

Exhibits

Exhibit 5.1 and 5.2

3.	The references to Section 11 of the Securities Act in both opinions are inappropriate; please have counsel delete them.

Company Response:

Revised legal opinions without references to Section 11 of the Securities Act have been filed with Pre-Effective Amendment No. 1 to the Registration Statement.

Should you have any questions with respect to this letter, please call the undersigned at (704) 331-7440.

Very truly yours,

/s/ Mark R. Busch

Mark R. Busch

cc:	Mr. Eric Apfelbach
Mr. Will Hogoboom